UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40333

LARGO INC.

(Translation of registrant's name into English)

55 University Avenue

Suite 1105

Toronto, Ontario M5J 2H7

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Press release dated May 24, 2023

99.2	Notice of Annual and Special Meeting of Shareholders to be Held on June 26, 2023

99.3	Notice and Access Notice for Annual and Special Meeting of Shareholders to be Held on June 26, 2023

99.4	Management Information Circular of An Annual and Special Meeting of Shareholders to be Held on June 26, 2023

99.5	Form of Proxy

99.6	Notice of Voting Results for Annual and Special Meeting of Shareholders Held on June 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2023

LARGO INC.

By:	/s/ Ernest Cleave
Name:	Ernest Cleave
Title:	Chief Financial Officer